EXHIBIT 99.1

Aeterna Zentaris Appoints James Clavijo as Chief Financial Officer

CHARLESTON, S.C., March 05, 2018 (GLOBE NEWSWIRE) -- Aeterna Zentaris Inc. (NASDAQ:AEZS) (TSX:AEZS) today announced the appointment of James Clavijo as Chief Financial Officer effective March 5, 2018. Mr. Clavijo joins Aeterna Zentaris from Tri-Source Pharma, where he most recently served as Chief Financial Officer. Tri-Source is a pharmaceutical company focused on procuring pharmaceutical products facing supply issues and supplying pharmaceutical products to veterinary markets.

“We are pleased to welcome James Clavijo to our leadership team. He brings tremendous financial acumen acquired in the pharmaceutical, healthcare and manufacturing sectors,” said Michael V. Ward, Chief Executive Officer of Aeterna Zentaris. “We believe Mr. Clavijo will be a great asset to our business at this pivotal time in our lifecycle.”

Prior to serving as Chief Financial Officer of Tri-Source Pharma, Mr. Clavijo also served for seven years as founder of Capital View Partners, a consulting firm providing Chief Financial Officer services, and for five years as the Chief Accounting Officer at Soligenix, a public biopharmaceutical company.

“I am looking forward to joining Aeterna Zentaris and am eager to work with our leadership team to continue building upon its value creation by expanding the out-licensing of Macrilen™ (macimorelin),” said James Clavijo.

Mr. Clavijo received a bachelor’s degree in Chemistry from the University of Florida, a bachelor’s degree in Accounting from the University of Nebraska, and a master’s degree in Accounting from Florida International University.

About Aeterna Zentaris
Aeterna Zentaris Inc. is a specialty biopharmaceutical company focused on developing and commercializing, principally through out-licensing arrangements, Macrilen™ (macimorelin), an orally available ghrelin agonist, to be used in the diagnosis of patients with adult growth hormone deficiency (AGHD). On January 17, 2018 Aeterna Zentaris announced that that it had, through a wholly-owned subsidiary, entered into a license and assignment agreement with a wholly-owned subsidiary of Strongbridge Biopharma plc to carry out development, manufacturing, registration and commercialization of Macrilen™ (macimorelin) in the United States and Canada. On December 20, 2017 the Company announced that the U.S. Food and Drug Administration (FDA) granted marketing approval for Macrilen™ (macimorelin). On November 27, 2017 Aeterna Zentaris announced that the Marketing Authorization Application (MAA) for the use of Macrilen™ (macimorelin) for the evaluation of AGHD was accepted by the European Medicines Agency (EMA) for regulatory review. For more information, visit www.aezsinc.com.

For more information, please contact:
Aeterna Zentaris Inc.
Michael V. Ward
Chief Executive Officer, 843.900.3201
IR@AEZSinc.com

Reilly Connect
Susan J. Reilly
President, 312.600.6780
susan.reilly@reillyconnect.com

Forward-Looking Statements

This press release contains forward-looking statements made pursuant to the safe-harbor provisions of the U.S. Securities Litigation Reform Act of 1995 and applicable Canadian securities laws, which reflect our current expectations regarding future events. Forward-looking statements may include, but are not limited to statements preceded by, followed by, or that include the words “will” “expects,” “believes,” “intends,” “would,” “could,” “may,” “anticipates,” and similar terms that relate to future events, performance, or our results. Forward-looking statements involve known risks and uncertainties, many of which are discussed under the caption “Key Information - Risk Factors” in our most recent Annual Report on Form 20-F filed with the relevant Canadian securities regulatory authorities in lieu of an annual information form and with the U.S. Securities and Exchange Commission (“SEC”) and under the caption “Risk Factors and Uncertainties” in our management’s discussion and analysis for the third quarter of 2017. Such risks and uncertainties include, among others, our now heavy dependence on the success of Macrilen™ (macimorelin) and related out-licensing arrangements and the continued availability of funds and resources to successfully launch the product, the ability of Aeterna Zentaris to enter into out-licensing, development, manufacturing and marketing and distribution agreements with other pharmaceutical companies and keep such agreements in effect, reliance on third parties for the manufacturing and commercialization of our product candidates, potential disputes with third parties, leading to delays in or termination of the manufacturing, development, out-licensing or commercialization of our product candidates, or resulting in significant litigation or arbitration, and, more generally, uncertainties related to the regulatory process, the ability of Aeterna Zentaris to efficiently commercialize or out-license Macrilen™ (macimorelin), the degree of market acceptance of Macrilen™ (macimorelin), our ability to obtain necessary approvals from the relevant regulatory authorities to enable us to use the desired brand names for our products, the impact of securities class action litigation, the litigation involving two former officers of Aeterna Zentaris, or other litigation, on our cash flow, results of operations and financial position; any evaluation of potential strategic alternatives to maximize potential future growth and stakeholder value may not result in any such alternative being pursued, and even if pursued, may not result in the anticipated benefits, our ability to take advantage of business opportunities in the pharmaceutical industry, our ability to protect our intellectual property, the potential of liability arising from shareholder lawsuits and general changes in economic conditions. Investors should consult the quarterly and annual filings of Aeterna Zentaris with the applicable Canadian securities regulators and the SEC for additional information on risks and uncertainties. Given these uncertainties and risk factors, readers are cautioned not to place undue reliance on these forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, unless required to do so by a governmental authority or applicable law.